UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

____________

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Annual Ordinary Shareholders’ Meeting Results

On November 15, 2016, AC Immune SA (“AC Immune”) held its annual Ordinary Shareholders’ Meeting. The presentation that was given at the Ordinary Shareholders’ Meeting is attached hereto as Exhibit 99.1. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Approval of the Annual Report, Annual Financial Statements and Consolidated Financial Statements of AC Immune SA for the year 2015

AC Immune shareholders approved the Annual Report, the Annual Financial Statements and the Consolidated Financial Statements of AC Immune SA under IFRS for the year 2015.

Agenda Item 2: Appropriation of Gain

AC Immune shareholders approved the application of the net profit of the year 2015 in the amount of KCHF 20,173 against the loss brought forward of KCHF 45,103 resulting in a reduced new balance of loss brought forward of KCHF 24,930.

Agenda Item 3: Discharge of the Members of the Board of Directors and the Executive Board

AC Immune shareholders approved the discharge the Board and the Executive Board of their liabilities for their activities in the financial year 2015.

Agenda Item 4: Compensation for the Members of the Board of Directors and the Executive Committee

AC Immune shareholders approved:

A.	The total maximum amount of non-performance-related compensation for the members of the Board of Directors covering the period from 15 November 2016 to 30 June 2017, i.e., CHF 286,080 (cash base compensation plus social security costs);

B.	The maximum grant of equity or equity linked instruments for the members of the Board of Directors from 15 November 2016 to 30 June 2017 with maximum value of CHF 460,000 (equity value plus social security costs);

C.	The total maximum amount of non-performance-related cash compensation for the members of the Executive Committee from 15 November 2016 to 30 June 2017, i.e., CHF 836,790 (cash base compensation plus social security costs);

D.	The total maximum amount of variable compensation for the members of the Executive Committee for the current year 2016, i.e., CHF 667,000 (cash compensation plus social security costs); and

E.	The maximum of equity or equity linked instruments for the members of the Executive Committee from 15 November 2016 to 30 June 2017, i.e., CHF 2,001,000 (equity value plus social security costs).

Agenda Item 5: 2016 Stock Option and Incentive Plan

AC Immune shareholders approved the 2016 Stock Option and Incentive Plan including a maximum of 2,057,740 options for common shares under the 2016 Stock Option and Incentive Plan.

Agenda Item 6: Election of the Members of the Board

AC Immune shareholders approved the re-election of Martin Velasco as member and as Chairman of the Board, Peter Bollmann, Friedrich von Bohlen, Andrea Pfeifer and Detlev Riesner as members of the Board of Directors and the election of Thomas Graney as new member of the Board of Directors, each until the end of the next Ordinary General Meeting.

Agenda Item 7: Election to the Compensation, Nomination & Corporate Governance Committee

AC Immune shareholders approved the election of Detlev Riesner, Martin Velasco and Tom Graney as members of the Compensation, Nomination & Corporate Governance Committee, each until the end of the next Ordinary General Meeting.

Agenda Item 8: Re-Election of the independent proxy

AC Immune shareholders approved the election of Bugnion Ballansat Ehrler, represented by Gérald Virieux, as AC Immune’s independent proxy until the end of the next Ordinary General Meeting.

Agenda Item 9: Re-Election of the Auditors

AC Immune shareholders approved the re-election of Ernst & Young SA, in Lancy, for a term of office of one year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ George Pavey
	Name:	George Pavey
	Title:	Chief Financial Officer

Date: November 15, 2016

EXHIBIT INDEX

Exhibit Number	Description
99.1	Annual Ordinary Shareholders’ Meeting presentation